UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-40065

IM Cannabis Corp.
(Exact Name of Registrant as Specified in Charter)

Kibbutz Glil Yam, Central District, Israel 4690500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On January 5, 2026, IM Cannabis Corp. (the “Company”) issued a press release titled “IM Cannabis announces the Appointment of Mr. Alon Dayan to its Board of Directors,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report”).

There are no related party transactions involving Mr. Dayan required to be disclosed under Item 7.B of Form 20-F.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-289571 and 333-288346) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release dated January 5, 2026, titled “IM Cannabis announces the Appointment of Mr. Alon Dayan to its Board of Directors”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IM CANNABIS CORP.

Date:	January 5, 2026	By:	/s/ Oren Shuster
		Name:	Oren Shuster
		Title:	Chief Executive Officer and Director